FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2011

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated July 28, 2011: Excel Maritime Reports Results for the Second Quarter and Six Month period ended June 30, 2011.

Exhibit 1

Excel Maritime Reports Results for the Second Quarter and Six Month period ended June 30, 2011

ATHENS, GREECE – July 28, 2011 – Excel Maritime Carriers Ltd (NYSE: EXM) (“Excel”), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the second quarter and six month period ended June 30, 2011.

Second Quarter Highlights & Recent Developments:

•

Operating profitable quarter with Adjusted EBITDA at $44.0 million and operating free cash flow at $27.6 million;

•

Comprehensive financial covenant relaxation agreement in place with lenders under our credit facilities through December 2012, including the relaxation of vessel value covenant;

•

Further increase in charter coverage to 84% of available vessel days for 2011 and 54% for the next 12 months to June 2012, including entering into eight additional period charters of more than 1 year;

•

Disposal of 1985 Handymax MV Lady on advantageous terms.

A reconciliation of non-GAAP measures discussed herein is included in a later section of this release.

Management Commentary:

Pavlos Kanellopoulos, Chief Financial Officer of Excel, stated, “During the second quarter, our operations recorded results with positive operating free cash flow generation. During the quarter, we continued to use our cash flow to repay bank debt without any further newbuilding funding obligations. We successfully secured from our lenders, financial covenant relaxation, which will assist in connection with the significant fluctuations in vessel values and market volatility the market is experiencing. The operating environment during the last quarter was more adverse as the market is trying to absorb increased tonnage coming onto the market. During this period, Excel continued to increase its charter coverage to 54% for the next 12 months improving further upon cash flow visibility. As half of the days of these secured contracts provide an upside potential through profit sharing arrangements, Excel is well positioned to take advantage of improvements in economic conditions and market sentiment.’’

•

Covenant Relaxation Agreement

During July 2011, we entered into agreements to amend our Nordea Syndicated Facility, our Credit Suisse Facility and our DVB Facility in order to secure the appropriate covenant relaxation for each credit facility, in connection with the weaker charter market condition and the high volatility in asset values the market is currently experiencing, both of which impact our ability to comply with financial covenants under those credit facilities. The amendments are in effect from June 30, 2011 through and including December 31, 2012 and they mainly relate to relaxation of the leverage ratio, the interest cover ratio, total net debt to EBITDA ratio and vessels’ security value. The amendments were made against an increase of facility margins to 2.5% and minimum liquidity for the waiver period. Under the amended facilities, dividends and investments are permitted subject to compliance with the original covenants or with the prior consent of the majority lenders.

•

Selected Financial Data

	Three-Months ended June 30,		Six-Months ended June 30,
	2010	2011	2010	2011
	(amounts in millions of U.S Dollars, except per share data and daily TCE)
Voyage Revenues	$107.0	$92.0	$211.3	$189.2
Net Income (Loss)	$78.9	$(16.0)	$146.2	$(17.0)
Adjusted Net Income (Loss)	$3.1	$(5.6)	$12.0	$(5.1)
Earnings (losses) per Share (Diluted)	$0.95	$(0.19)	$1.78	$(0.20)
Adjusted Earnings (losses) per Share (Diluted)	$0.04	$(0.07)	$0.15	$(0.06)
Adjusted EBITDA	$60.1	$44.0	$122.1	$92.0
Time Charter Equivalent (TCE) per day	$24,062	$18,932	$24,254	$19,279

A reconciliation of the non-GAAP measures discussed above is included in a later section of this release.

•

Second Quarter 2011 Results

Excel reported voyage revenues for the second quarter of 2011 amounting to $92.0 million as compared to $107.0 million for the same period in 2010, a decrease of approximately 14.0%.

Adjusted EBITDA for the second quarter of 2011 was $44.0 million compared to $60.1 million for the second quarter of 2010, a decrease of approximately 26.8%.

Net loss for the quarter amounted to $16.0 million or $0.19 per weighted average diluted share compared to a net profit of $78.9 million or $0.95 per weighted average diluted share in the second quarter of 2010.

The second quarter 2011 results include a non-cash unrealized loss on derivative financial instruments of $1.3 million compared to a non-cash unrealized loss on derivative financial instruments of $5.1 million in the corresponding period in 2010.

Included in the above net results is also the amortization of favorable and unfavorable time charters that were recorded upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net loss of $9.1 million ($0.11 per weighted average diluted share) and a net gain of $80.9 million ($0.98 per weighted average diluted share) for the second quarter of 2011 and 2010, respectively.

Adjusted net loss, excluding all the above items, for the second quarter of 2011 would have amounted to $5.6 million or $0.07 per weighted average diluted share compared to an adjusted net income, excluding all the above items, for the second quarter of 2010 of $3.1 million or $0.04 per weighted average diluted share.

Included in the above adjusted net results is also the amortization of stock based compensation expense of $2.0 million ($0.02 per weighted average diluted share) and $1.1 million ($0.01 per weighted average diluted share), for the quarter ended June 30, 2011 and 2010, respectively.

An average of 48.0 and 47.7 vessels were operated during the second quarter of 2011 and 2010, respectively, earning a blended average time charter equivalent rate of $18,932 and $24,062 per day, respectively.

A reconciliation of adjusted EBITDA to Net Income and adjusted net income to net income and a calculation of the TCE is provided in a later section of this press release.

•

Six Months to June 30, 2011 Results

Excel reported voyage revenues for the six months to June 30, 2011 amounting to $189.2 million as compared to $211.3 million for the same period in 2010, a decrease of approximately 10.5%.

Adjusted EBITDA for the period was $92.0 million compared to $122.1 million for the respective period of 2010, a decrease of approximately 24.7%.

Net loss for the six months to June 30, 2011 amounted to $17.0 million or $0.20 per weighted average diluted share compared to a net profit of $146.2 million or $1.78 per weighted average diluted share in the six months to June 30, 2010.

The results for the six month period ended June 30, 2011 include a non-cash unrealized gain on derivative financial instruments of $5.0 million compared to a non-cash unrealized loss on derivative financial instruments of $4.8 million in the corresponding period in 2010. In addition, the results for the six month period ended June 30, 2011 include a non cash gain in connection with the sale of M/V Marybelle amounting to $1.3 million.

Included in the above net results is also the amortization of favorable and unfavorable time charters that were recorded upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net loss of $18.1 million ($0.22 per weighted average diluted share) and a net gain of $138.9 million ($1.69 per weighted average diluted share) for the six month periods ended June 30, 2011 and 2010, respectively.

Adjusted net loss, excluding all the above items, for the six month period ended June 30, 2011 would have amounted to $5.1 million or $0.06 per weighted average diluted share compared to an adjusted net income, excluding all the above items, for the six month period ended June 30, 2010 of $12.0 million or $0.15 per weighted average diluted share.

Included in the above adjusted net results is also the amortization of stock based compensation expense of $3.3 million ($0.04 per weighted average diluted share) and $1.9 million ($0.02 per weighted average diluted share), for the six months to June 30, 2011 and 2010, respectively.

An average of 48.2 and 47.3 vessels were operated during the six months to June 30, 2011 and 2010, respectively, earning a blended average time charter equivalent rate of $19,279 and $24,254 per day, respectively.

A reconciliation of adjusted EBITDA to Net Income and adjusted net income to net income and a calculation of the TCE is provided in a later section of this press release.

•

Recent Vessels’ Fixtures

Fleet Coverage, as of July 26, ‘11	Full Year '11	12 mos forward
Capesize Fleet	95%	84%
Kamsarmax / Panamax Fleet	85%	54%
Fleet - Fixed Charters	84%	54%
% of Fixed Charters with upside participation	33%	49%

As of today, we have secured under contracted employment 95% and 85% of our available days of our Capesize vessels and Kamsarmax/Panamax vessels respectively, for the year ending December 31, 2011. In regards to the entire fleet, 84% of the available days of 2011 have been fixed and 33% of the days of these secured contracts provide an upside potential through profit sharing arrangements or index linked structures but all with floors minimum protection.

During July 2011 the M/V Angela Star (73,798 dwt, 1998), the M/V Linda Leah (73,317 dwt,1997) and the M/V Isminaki (74,577 dwt, 1998) were fixed under separate time charters for a period of 12-16 months at a guaranteed minimum rate (floor) of  $11,000 per day and a profit sharing arrangement. Also, the M/V Iron Bradyn (82,769 dwt, 2005) was fixed under a time charter for a period of 12-16 months at a daily gross rate of $12,000.

In June 2011, the M/V Iron Vassilis (82,257 dwt, 2006) and the M/V Happy Day (71,694 dwt, 1997) were fixed under separate time charter for a period of 11-14 months at a daily gross rate of $14,000 and $13,000, respectively.

In June 2011, the M/V Coal Hunter (82,298 dwt, 2006) and the M/V Santa Barbara (82,266 dwt, 2006) were fixed under separate time charters for a period of 23-25 months at a daily gross rate of $15,000 for the first year. The daily gross rate for the second year is linked to the Baltic Panamax Index (BPI) with a guaranteed minimum rate (floor) at $14,000 per day and a profit sharing arrangement.

•

Fleet developments

In June 2011, we cancelled four shipbuilding contracts for the construction of four Capesize vessels entered by our consolidated joint ventures, namely Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC and Iron Lena Shipco LLC. As of the time of cancellation, no refund guarantees were received, the construction of the vessels had not commenced and all vessels were delayed on their contracted deliveries. As no payments were made the cancellation has no impact on the Company’s financial position and will not affect the Company’s financial statements.

On May 31, 2011, we entered into a Memorandum of Agreement (MOA) to sell the M/V Lady (41,090 dwt, 1985) for net proceeds of approximately $7.2 million. The resulting gain on the sale of the vessel is estimated at approximately $5.0 million and will be recognized on the vessel delivery date.

Conference Call Details:

Tomorrow July 29, 2011 at 8:30 A.M. EDT, the Company’s management will host a conference call to discuss these results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until August 5, 2011 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel s’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial Statements and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

FOR THE QUARTER ENDED JUNE 30, 2010 AND 2011

(In thousands of U.S. Dollars, except for share and per share data)

	Second Quarter
	2010	2011
REVENUES:
Voyage revenues	$107,007	$91,962
Time Charter fair value amortization	90,900	845
Revenue from managing related party vessels	105	-
Revenue from operations	198,012	92,807

EXPENSES:
Voyage expenses	7,216	8,437
Charter hire expense	8,185	8,185
Charter hire amortization	9,959	9,959
Commissions to related parties	774	1,019
Vessel operating expenses	22,028	21,846
Depreciation expense	31,242	31,952
Dry-docking and special survey cost	6,018	3,131
General and administrative expenses	9,519	10,644
	94,941	95,173

Income (Loss) from operations	103,071	(2,366)

OTHER INCOME (EXPENSES):
Interest and finance costs	(11,174)	(7,654)
Interest income	432	403
Losses on derivative financial instruments	(12,670)	(6,287)
Foreign exchange gains (losses)	173	(185)
Other, net	(357)	631
Total other expenses, net	(23,596)	(13,092)

Net income (loss) before taxes and loss assumed (income earned) by non controlling interest	79,475	(15,458)

US Source Income taxes	(286)	(252)

Net income (loss)	79,189	(15,710)

Income earned by non-controlling interest	(270)	(287)

Net income (loss) attributable to Excel Maritime Carriers Ltd.	$78,919	$(15,997)

Earnings (losses) per common share, basic	$0.98	$(0.19)
Weighted average number of shares, basic	80,388,377	83,819,299
Earnings (losses) per common share, diluted	$0.95	$(0.19)
Weighted average number of shares, diluted	82,685,340	83,819,299

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2010 AND 2011

(In thousands of U.S. Dollars, except for share and per share data)

	Six month period Ended June 30,
	2010	2011
REVENUES:
Voyage revenues	$211,252	$189,240
Time Charter fair value amortization	158,742	1,681
Revenue from managing related party vessels	210	17
Revenue from operations	370,204	190,938

EXPENSES:
Voyage expenses	13,266	21,557
Charter hire expense	16,281	16,281
Charter hire amortization	19,808	19,808
Commissions to related parties	1,508	2,092
Vessel operating expenses	43,113	42,875
Depreciation expense	61,643	63,666
Dry-docking and special survey cost	9,538	4,277
General and administrative expenses	16,443	17,063
	181,600	187,619

Gain on sale of vessel	-	1,274

Income from operations	188,604	4,593

OTHER INCOME (EXPENSES):
Interest and finance costs	(21,944)	(15,241)
Interest income	784	824
Losses on derivative financial instruments	(19,991)	(6,010)
Foreign exchange gains (losses)	252	(344)
Other, net	(661)	221
Total other expenses, net	(41,560)	(20,550)

Net income (loss) before taxes and loss assumed (income earned) by non controlling interest	147,044	(15,957)

US Source Income taxes	(572)	(504)

Net income (loss)	146,472	(16,461)

Income earned by non-controlling interest	(257)	(560)

Net income (loss) attributable to Excel Maritime Carriers Ltd.	$146,215	$(17,021)

Earnings (losses) per common share, basic	$1.83	$(0.20)
Weighted average number of shares, basic	79,681,876	83,730,845
Earnings (losses) per common share, diluted	$1.78	$(0.20)
Weighted average number of shares, diluted	82,091,338	83,730,845

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2010 AND JUNE 30, 2011 (UNAUDITED)

(In thousands of U.S. Dollars)

ASSETS	December 31, 2010	June 30, 2011

CURRENT ASSETS:
Cash and cash equivalents	$65,917	$59,726
Restricted cash	6,721	6,557
Restricted cash- sale of vessel	-	1,500
Accounts receivable	7,961	11,204
Other current assets	16,602	11,747
Total current assets	97,201	90,734

FIXED ASSETS:
Vessels, net	2,622,631	2,645,476
Advances for vessels under construction	76,585	-
Office furniture and equipment, net	1,147	1,122
Total fixed assets, net	2,700,363	2,646,598

OTHER NON CURRENT ASSETS:
Time charters acquired, net	184,366	164,558
Derivative financial instruments	923	277
Restricted cash	48,967	58,750

Total assets	$3,031,820	$2,960,917

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	$107,369	$104,182
Accounts payable	11,101	18,204
Other current liabilities	32,322	28,550
Derivative financial instruments	21,945	21,814
Total current liabilities	172,737	172,750

Long-term debt, net of current portion and net of deferred financing fees	1,046,672	995,800
Time charters acquired, net	18,108	16,427
Derivative financial instruments	30,155	26,423

Total liabilities	1,267,672	1,211,400

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	851	857
Additional paid-in capital	1,061,134	1,064,458
Other Comprehensive Income (Loss)	211	(1,289)
Retained earnings	691,674	674,653
Less: Treasury stock	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,753,681	1,738,490
Non-controlling interests	10,467	11,027
Total Stockholders’ Equity	1,764,148	1,749,517

Total liabilities and stockholders’ equity	$3,031,820	$2,960,917

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2010 AND 2011

(In thousands of U.S. Dollars)

	Six month period ended June 30,
	2010	2011
Cash Flows from Operating Activities:
Net income (loss)	$146,472	$(16,461)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(65,616)	84,129
Changes in operating assets and liabilities:
Operating assets	874	1,874
Operating liabilities	6,457	1,831
Net Cash provided by Operating Activities	$88,187	$71,373

Cash Flows from Investing Activities:
Advances for vessels under construction	(59,900)	(18,267)
Additions to vessel cost	-	(54)
Additions to office furniture and equipment	(56)	(186)
Proceeds from sale of vessel	-	9,880
Advance for vessel sale	-	1,500
Restricted cash-sale of vessel	-	(1,500)
Net cash used in Investing Activities	$(59,956)	$(8,627)

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	18,634	(9,619)
Proceeds from long-term debt	60,967	16,100
Repayment of long-term debt	(109,703)	(75,409)
Payment of financing costs	(802)	(9)
Issuance of common stock-related party	5,000	-
Capital contributions from non-controlling interest owners	4,174	-
Net cash used in Financing Activities	$(21,730)	$(68,937)

Net increase (decrease) in cash and cash equivalents	6,501	(6,191)
Cash and cash equivalents at beginning of period	100,098	65,917
Cash and cash equivalents at end of the period	$106,599	$59,726

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	$17,306	$10,422
U.S Source Income taxes	639	514

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	Three month period ended June 30,		Six month period ended June 30,
	2010	2011	2010	2011
Net income (loss)	$78,919	$(15,997)	$146,215	$(17,021)
Interest and finance costs, net (1)	18,287	12,263	36,388	25,406
Depreciation	31,242	31,952	61,643	63,666
Dry-dock and special survey cost	6,018	3,131	9,538	4,277
Unrealized swap (gain) loss	5,125	1,275	4,763	(4,979)
Amortization of T/C fair values (2)	(80,941)	9,114	(138,934)	18,127
Stock based compensation	1,146	2,017	1,871	3,330
Gain on sale of vessel	-	-	-	(1,274)
Taxes	286	252	572	504
Adjusted EBITDA	$60,082	$44,007	$122,056	$92,036

(1) Includes derivative financial instruments paid and received
(2) Analysis:
	Three month period ended June 30,		Six month period ended June 30,
	2010	2011	2010	2011
Non-cash amortization of unfavorable time charters in revenue	$(63,974)	$(845)	$(131,816)	$(1,681)
Non-cash accelerated amortization of M/V Iron Miner time charter fair value due to charter termination	(26,926)	-	(26,926)	-
Non-cash amortization of favorable time charters in charter hire expense	9,959	9,959	19,808	19,808
	$(80,941)	$9,114	$(138,934)	$18,127

Reconciliation of Net Income (loss) to Adjusted Net Income (loss)
(all amounts in thousands of U.S. Dollars)
	Three month period ended June 30,		Six month period ended June 30,
	2010	2011	2010	2011
Net income (loss)	$78,919	$(15,997)	$146,215	$(17,021)
Unrealized swap (gain) loss	5,125	1,275	4,763	(4,979)
Gain on sale of vessel	-	-	-	(1,274)
Amortization of T/C fair values	(80,941)	9,114	(138,934)	18,127
Adjusted Net income (loss)	$3,103	$(5,608)	$12,044	$(5,147)

Reconciliation of Earnings (losses) per Share (Diluted) to Adjusted Earnings (losses) per Share (Diluted)
(all amounts in thousands of U.S. Dollars)
	Three month period ended June 30,		Six month period ended June 30,
	2010	2011	2010	2011
Earnings (losses) per Share (Diluted)	$0.95	$(0.19)	$1.78	$(0.20)
Unrealized swap (gain) loss	0.07	0.01	0.06	(0.06)
Gain on sale of vessel	-	-	-	(0.02)
Amortization of T/C fair values	(0.98)	0.11	(1.69)	0.22

Adjusted Earnings per Share (Diluted)	$0.04	$(0.07)	$0.15	$(0.06)

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes eliminating the effect of deferred stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on derivatives, which are significant non-cash items. Following Excel’ s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. Excel’s management uses adjusted EBITDA as a performance measure. Excel believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. Excel’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income plus unrealized gains or losses from our derivative transactions and any gains or losses on sale of vessels, both of which are significant non-cash items and eliminating the effect of deferred time charter assets and liabilities. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by the weighted average shares outstanding (diluted).

These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. Excel has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between Excel’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with seven Panamax vessels under bareboat charters and one Capesize vessel that operates through a joint venture in which it participates by 71.4%, operates 48 vessels (seven Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and four Handymax vessels) with a total carrying capacity of over 4.0 million DWT.

Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.

Words such as “will” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which Excel operates; risks associated with operations outside the United States; and other factors listed from time to time in Excel’s filings with the Securities and Exchange Commission. Excel expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Excel’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

           www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: +30-210-62-09-520

Fax: +30-210-62-09-528

E-Mail: ir@excelmaritime.com

           www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance for the three and six months ended June 30, 2010 compared to the corresponding periods in the prior year.

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	Three month period ended June 30,		Six month period ended June 30,
	2010	2011	2010	2011
Calendar days	4,339	4,368	8,569	8,719
Available days	4,115	4,358	8,101	8,589
Utilization	94.8%	99.8%	94.5%	98.5%
Time charter equivalent per ship per day	$24,062	$18,932	$24,254	$19,279
Net daily revenue per ship per day	$22,820	$18,889	$22,929	$18,992
Vessel operating expenses per ship per day	$(5,077)	$(5,001)	$(5,031)	$(4,917)
Net Operating cash flows per ship per day before G&A expenses	$17,743	$13,888	$17,898	$14,075

Glossary of Terms

Average number of vessels: This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total calendar days: We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Available days: These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry docks or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Fleet utilization: This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent rate (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	For the three month period ended June 30,		For the six month period ended June 30,
	2010	2011	2010	2011
Voyage revenues	$107,007	$91,962	$211,252	$189,240
Voyage expenses	(7,990)	(9,456)	(14,774)	(23,649)
Total revenue, net of voyage expenses	$99,017	$82,506	$196,478	$165,591
Total available days	4,115	4,358	8,101	8,589
Daily Time charter equivalent	$24,062	$18,932	$24,254	$19,279

Net daily revenue: We define this as the daily TCE rate including idle time.

Daily vessel operating expenses: This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Daily general and administrative expense: This is calculated by dividing general and administrative expense by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	3Q’11	4Q’11	1Q’12	2Q’12	Total

Amortization of unfavorable time charters (1)	$0.9	$0.9	$0.8	$0.8	$3.4
Amortization of favorable time charters (2)	$(10.1)	$(10.1)	$(10.1)	$(10.0)	$(40.3)

(1)

Adjustment to Revenue from operations i.e. increases revenues

(2)

Adjustment to Charter hire expenses i.e. increases charter hire expense

Fleet List as of July 26, 2011:

	Vessel Name	Dwt	Year Built	Charter Type	Daily rate		Average Charter Expiration
1	Mairaki (1)	181,000	2011	Fixed	$28,000		Apr 2016
2	Christine (1) (2)	180,000	2010	Fixed	$25,000		Jan 2016
3	Sandra (1)	180,274	2008	Fixed	$26,500		May 2016
4	Iron Miner	177,931	2007	Fixed	$41,355		Feb 2012
5	Kirmar	164,218	2001	Fixed	$49,000	(net)	May 2013
6	Iron Beauty	164,218	2001	Spot
7	Lowlands Beilun (1)	170,162	1999	Fixed	$28,000		Nov 2015
	Total Capesize (7)	1,217,803
8	Iron Manolis (3)	82,269	2007	Fixed	$14,500	(floor)	Dec 2011
9	Iron Brooke(3)	82,594	2007	Fixed	$14,500	(floor)	Dec 2011
10	Iron Lindrew(3)	82,598	2007	Fixed	$14,500	(floor)	Jan 2012
11	Pascha	82,574	2006	Fixed	$24,000		Nov 2011
12	Coal Gypsy	82,221	2006	Fixed	$24,000		Dec 2011
13	Iron Anne(3)	82,220	2006	Fixed	$14,500	(floor)	Dec 2011
14	Iron Vassilis	82,257	2006	Fixed	$14,000		Jul 2012
15	Iron Bill (3)	82,187	2006	Fixed	$14,500	(floor)	Jun 2012
16	Ore Hansa(3)	82,209	2006	Fixed	$15,000	(floor)	Feb 2012
17	Iron Kalypso(3)	82,224	2006	Fixed	$15,000	(floor)	Feb 2012
18	Iron Fuzeyya(3)	82,209	2006	Fixed	$15,000	(floor)	Jan 2012
19	Santa Barbara(4)	82,266	2006	Fixed	$15,000	(year 1)	Jun 2013
20	Coal Hunter(4)	82,298	2006	Fixed	$15,000	(year 1)	Jun 2013
21	Iron Bradyn(5)	82,769	2005	Fixed	$12,000		Nov 2012
	Total Kamsarmax (14)	1,152,895
22	Grain Harvester	76,417	2004	Fixed	$15,000		Nov 2011
23	Grain Express	76,466	2004	Fixed	$24,000		Dec 2011
24	Iron Knight	76,429	2004	Fixed	$15,000		Oct 2011
25	Coal Pride	72,493	1999	Fixed	$16,750		Apr 2012
26	Isminaki(5),(6)	74,577	1998	Fixed	$11,000	(floor)	Nov 2012
27	Angela Star(5),(6)	73,798	1998	Fixed	$11,000	(floor)	Nov 2012
28	Elinakos	73,751	1997	Fixed	$14,600		Dec 2011
29	Happy Day	71,694	1997	Fixed	$13,000		Jul 2012
30	Iron Man (7)	72,861	1997	Spot
31	Coal Age (7)	72,824	1997	Fixed	$14,500		Oct 2011
32	Fearless I (7)	73,427	1997	Fixed	$24,650		Oct 2011
33	Barbara (7)	73,307	1997	Fixed	$15,000		Aug 2011
34	Linda Leah(5), (6), (7)	73,317	1997	Fixed	$11,000	(floor)	Oct 2012
35	King Coal (7)	72,873	1997	Spot
36	Coal Glory (7)	73,670	1995	Fixed	$16,750		Apr 2012
37	Powerful	70,083	1994	Spot
38	First Endeavour	69,111	1994	Fixed	$17,500		Feb 2012
39	Rodon	73,656	1993	Spot
40	Birthday	71,504	1993	Spot
41	Renuar	70,155	1993	Spot
42	Fortezza	69,634	1993	Spot
	Total Panamax (21)	1,532,047
43	July M	55,567	2005	Spot
44	Mairouli	53,206	2005	Spot
	Total Supramax (2)	108,773
45	Emerald	45,588	1998	Spot
46	Princess I	38,858	1994	Spot
47	Attractive	41,524	1985	Spot
48	Lady	41,090	1985	Spot
	Total Handymax (4)	167,060
	Total Fleet (48)	4,178,578
	Average age		10.5 Yrs

(1) The charter has a 50% profit sharing over the indicated base daily time charter rate based on the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average of four specific time charter routes as published daily by the Baltic Exchange in London.

(2) The Company holds a 71.4% ownership interest in the joint venture that owns the vessel.

(3) Charter rate based on the average of the AV4 BPI rates, as published by the Baltic Exchange for the preceding 15 days prior to hire payment with a guaranteed minimum rate (floor) ranging from $14,500 to $15,000 per day.

(4)  First year charter rate of $15,000 per day. Second year charter rate based on the average of the AV4 BPI rates, as published daily by the Baltic Exchange for the preceding 15 days prior to hire payment with a guaranteed minimum rate (floor) of  $14,000 per day and profit sharing arrangements.

(5)  The vessels have not been delivered to charterers yet.

(6)  Charter rate based on the average of the AV4 BPI rates, as published by the Baltic Exchange for the preceding 15 days prior to hire payment with a guaranteed minimum rate (floor) of $11,000 per day and profit sharing arrangements.

(7)  These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: July 28, 2011

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer